Exhibit 17.1

                                 John Lagadin
                     C/o Suite 1950, 601-6th Avenue, S.W.
                           Calgary, Alberta T2P 3W2
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February 28, 2001

Redmond Capital Corp.
1255 W. Pender Avenue
Vancouver, BC V6E 2V1
                                                    Via Fax: 011 44 1252851 297
Attn:    Cliff Wilkins
         Chairman of the Board

Dear Cliff:

This letter is to inform you that, effective immediately, I am resigning from the Board of Directors of Redmond Capital Corp.

It is unfortunate that I am compelled to do this, however, I have been considering taking this action for some time. I had prepared my resignation for tendering at the November 17, 2001 Board meeting but held off doing so as I was impressed with the credentials of Dr. Johannie La Roux Retief. I saw Dr. Retief as having the appropriate experience, credentials and mandate to provide the long-needed CEO leadership to Redmond Capital Corp. However, the events of the recent past which I believe should have involved the Board of Directors have caused me to change my mind. My resignation is now being tendered as a result of the more recent lack of involvement of the Board in material fundamental matters which normally are handled by a board including the December 19, 2000 appointment of a new officer in Redmond Capital (i.e. Executive Vice President of Sales and Marketing), the approval of the Showstar Capital transaction, the related press release from Showstar and the lack of a press release from Redmond on this matter. These actions reflect a lack of respect and/or understanding of governance issues related to public companies.

It has become apparent to me that, in order for me to help create shareholder value and protect Amerind Group minority shareholders, I must resign and become a proactive shareholder. This I intend to do.

Cliff, it would be appreciated if you would inform the Board and management of Redmond and RedCell of my resignation and, if you see fit provide them with a copy of my resignation.

Yours truly
/S/
John Lagadin

Cc:    Amerind Group

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                 Telephone (403) 231-6255  Fax (403) 290-0060
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